FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2024 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - March 2024 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Santander reports attributable profit of €2,852 million (+11%) for the first quarter of 2024 Return on tangible equity (RoTE): 14.9%, or 16.2% after annualizing the impact of the Spanish bank levy Fully-loaded CET1: 12.3% TNAV plus cash dividend per share: up 14% year-on-year Madrid, 30 April 2024 - PRESS RELEASE • Net interest income increased 18% to a record €11,983 million, driven by growth in all businesses, particularly in Retail, CIB and Wealth1. • Net fee income increased 6%, with good commercial dynamics and higher activity. • Revenue increased 10% to a record of €15,380 million. • Efficiency ratio improved to 42.6% driven by the bank’s transformation towards a simpler, more digital and integrated model, with costs stable for the third consecutive quarter. • Loan-loss provisions rose 9% year-on-year due to the ongoing normalization in Consumer, but fell relative to the previous two quarters. • Overall credit quality remained robust, with cost of risk in line with the target for the year at 1.20%. • In May, the bank will pay a final cash dividend of 9.50 euro cents per share against 2023 earnings, resulting in a total cash dividend per share charged to 2023 of 17.60 euro cents, an increase of approximately 50% year-on-year. • Santander is on track to meet its 2024 targets: mid-single digit revenue growth; an efficiency ratio below 43%; cost of risk of c.1.2%; RoTE of 16%; and fully-loaded CET1 above 12%. • For the first time the bank is reporting with its five global businesses (Retail, Consumer, CIB, Wealth and Payments) as primary segments, following the introduction of its new operating model, announced last year. Ana Botín, Banco Santander executive chair, said: “It has been a very strong start to the year, with revenues growing 10% and further improvement in operating leverage. This has resulted in a return on tangible equity of 16.2% (after annualizing the impact of the temporary banking levy in Spain) and a 14% increase in tangible net asset value plus cash dividend per share. We are starting to hit our stride, with Retail increasing profit contribution by over 20% supported by good growth in net interest income in Europe and the Americas, and both CIB and Wealth accelerating fee growth. We benefit from positive sensitivity to lower interest rates in a number of areas, particularly Consumer, which will help us maintain positive income momentum going forward, demonstrating once again the value of diversification. The sustainability of our results is also supported by the success in our ongoing digital transformation creating both superior customer experience and better efficiency, with our cost-to-income ratio improving to 42.6% - among the best of our peer group. We are, once again, well on track to meet all our targets for the year, including a return on tangible equity of 16%, and are committed to continue investing to better serve our 166 million customers while delivering future growth and attractive shareholder returns. I’m extremely grateful to all our teams for making this possible.” 1 Income statement figures are underlying to better reflect business dynamics. Note: Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section (page 74) of the financial report at CNMV and santander.com.

Underlying income statement*

EUR million

	Q1'24	Q1'24 vs Q1'23	Q1'24 vs Q1'23 (ex FX, i.e. constant euros)
Total income	15,380	+10%	+9%
Operating expenses	-6,547	+7%	+5%
Net operating income	8,833	+13%	+11%
Net loan-loss provisions	-3,125	+9%	+7%
Profit before tax	4,583	+12%	+10%
Attributable profit	**2,852**	**+11%**	**+9%**

(*) All references to variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section (page 74) of the financial report at CNMV and santander.com. Summary of statutory figures on page 5 of this press release.

Underlying business performance

To allow a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros (i.e., excluding currency movements) unless otherwise stated. All references to variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy.

Santander achieved an **attributable profit** of €2,852 million in the first quarter of 2024, up 11% in current euros versus the same period last year, as strong growth in net interest income in all the global businesses and regions, supported by growth in customers, and good cost control more than offset the expected year-on-year growth in provisions.

Santander increased profitability and shareholder value, with a return on tangible equity (**RoTE**) of 14.9%, or 16.2% if the impact of the temporary banking levy in Spain, which was registered in full in the first quarter (€335 million), were distributed evenly across the year; earnings per share (**EPS**) of €0.17, up 14%, and tangible net asset value (**TNAV**) per share of €4.86 at the end of the first quarter. Including the cash dividend paid in November 2023 and the final dividend to be paid in May, total value creation (TNAV plus cash dividend per share) increased 14%. In the first quarter, the value created for shareholders is equivalent to €3.1 billion.

Q1'24 attributable profit **€2.9bn** +11%	**Q1'24 revenue** **€15.4bn** +10%
Efficiency **42.6%** -153bps	**RoTE** **14.9%** +55bps 16.2% annualizing the temporary levy impact
FL CET1 **12.3%** -	**TNAVps + DPS** **+14%**

Variations in current euros.

Customer funds grew 5%, with **deposits** up 3%, supported by all businesses, strong growth in time deposits (+24%) in the context of higher interest rates as well as the ongoing increase in customer numbers, which grew by five million. Total **loans** were stable at €1.02 trillion, as growth of 4% in Consumer thanks to the auto business in Europe and Brazil, 4% in Wealth and 7% in Payments offset a decrease of 2% in Retail and 1% in CIB due to lower volumes in Spain and Brazil.

Total **income** increased 9% to a record of €15,380 million. The rise in both customer activity and interest rates supported a 16% increase in **net interest income**, with growth in all businesses. For example, in Retail good margin management in Europe and lower cost of deposits in South America, particularly in Brazil, led to a 17% increase in net interest income. In Wealth and CIB, net interest income increased by 26% and 25%, respectively. **Net fee income** was up 5% to a quarterly record of €3,240 million, supported by sales of high value-added products, particularly in

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Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 3 CIB in the US, and higher activity in Retail, with all regions growing, and Consumer. More than 95% of total revenue is customer related. As total income growth (+9%) outpaced the increase in costs (+5%), the efficiency ratio improved by 1.5 percentage points to 42.6%, in line with the bank’s 2024 target to maintain an efficiency ratio below 43%. This reflects the impact of the ongoing transformation, which is improving customer experience while reducing our cost-to-serve. This is particularly evident in Retail, where the efficiency ratio improved by nearly four percentage points from 45% to 41.1%. Loan-loss provisions were up 7%, reflecting an expected increase due to normalization in the Consumer business. Overall credit quality remained robust, with cost of risk at 1.20%, in line with the yearly target. The non-performing loan (NPL) ratio remained broadly stable at 3.10%. The bank’s fully-loaded CET1 capital ratio remained at 12.3%, ahead of the group’s capital target, as strong gross organic capital generation in the quarter (+32 basis points) offset the accrual for future cash dividends and buybacks against 2024 results2. At Banco Santander’s recent annual general meeting (AGM), shareholders approved a final cash dividend against 2023 results of 9.50 euro cents per share, payable from 2 May 2024, resulting in a total cash dividend per share charged to 2023 of 17.60 euro cents per share, up c.50% versus 2022. The bank is also completing two share buyback programmes against 2023 earnings for a total amount of c.€2.8 billion. Once the final buyback against 2023 earnings is completed by next June, Santander will have repurchased approximately 11% of its outstanding shares since 2021. Assuming the bank achieves all its 2024 targets and based on the bank’s current shareholder remuneration policy, cash dividends and share buybacks against 2024 results would amount to over €6 billion. Global businesses (Q1’24 vs Q1’23) To reflect the performance of each business and market better, the year-on-year percentage changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report. All references to variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. The group’s business and geographic diversification continues to support consistent, profitable growth. The global businesses had a solid first quarter, demonstrating the value of the group’s international network. In December 2023, Santander published adapted financial disclosures for the past two years to reflect the new operating model under which the bank’s five global businesses become the new primary reporting segments. Under the model, the bank’s activities are consolidated into Retail & Commercial Banking (consolidating all the bank’s retail and business banking globally); Digital Consumer Bank (consumer finance activity worldwide); Corporate & Investment Banking (CIB), Wealth Management & Insurance, and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Retail & Commercial Banking’s attributable profit grew 22% to €1,503 million in the first quarter of 2024 on the back of strong revenue (+14%) and lower provisions (-2%). The group continued to drive the digitalization and simplification of the products and services, which enabled an efficiency ratio improvement of nearly four percentage points, to 41.1%. The number of customers increased, especially in Brazil (+3.5 million) and Spain (+0.6 million). Loans fell 2% year-on-year, due to early mortgage repayments in Europe, while deposits increased 2% thanks to the 2 The bank’s shareholder remuneration policy is approximately 50% payout of the group net attributable profit (excluding the impacts that do not affect cash or capital ratios directly), split in approximately equal parts in cash dividends and share buybacks. Implementation of this policy is subject to future corporate and regulatory decisions and approvals.

strong growth in time deposits. As a result, RoTE improved nearly three percentage points, to 17.6% annualizing the impact of the temporary levy in Spain.

Digital Consumer Bank generated an attributable profit of €464 million, down 5%, as the normalization of the cost of risk offset a good evolution in net operating income (+7%) thanks to revenue growth (+4%) and good cost control. Loans increased 4%, with a 5% increase in auto lending, as the market started to show signs of recovery. Deposits grew 13%, which helped the bank continue to reduce funding costs and net interest income volatility in the current interest rate environment.

CIB's attributable profit fell 5% to €705 million, as the business invested in new products and capabilities. The underlying business performance was very positive with growth in customer activity resulting in a record quarterly revenue of €2.1 billion (+5%), thanks to strong activity in Global Banking (Global Debt Finance and Corporate Finance) and Global Markets, which offset a weaker period for Global Transaction Banking. CIB maintains best-in-class efficiency and profitability levels.

Q1'24	Revenue (€bn)	Contribution to Group's revenue[1]	C/I	RoTE[2]	2025 RoTE[2] target
Retail	8.0 +13%	52%	41.1% -3.9pp	17.6% +2.9pp	c.17%
Consumer	3.2 +4%	20%	41.2% -1.9pp	11.9% -0.3pp	>14%
CIB	2.1 +5%	13%	42.0% +5.0pp	19.7% -2.4pp	>20%
Wealth	0.9 +17%	6%	34.4% -4.0pp	80.4% +9.4pp	c.60%
Payments	1.4 -0%	9%	48.1% +3.3pp	PagoNxt EBITDA margin 17.0% +9.5pp	>30%
Group	15.4 +9%		42.6% -1.5pp	16.2% +0.9pp	15-17%

Note: YoY change in constant euros.

(1) As % of total operating areas, excluding Corporate Centre.

(2) Global businesses' RoTEs are adjusted based on Group's deployed capital. Data are presented annualizing the impact of the temporary levy in Spain. Without annualizing its impact: Retail 15.6% (+2.3pp); Consumer 11.2% (-0.5pp); CIB 19.2% (-2.5pp) and Wealth 77.3% (+9.1pp), PagoNxt EBITDA 17.0% (not affected) and Group 14.9% (+0.55pp).

Wealth Management & Insurance, the group's private banking, asset management and insurance businesses, increased attributable profit by 25% to €400 million, thanks to strong revenue growth in private banking (+18%) and Santander Asset Management (+24%), and good cost control. The unit reached an all-time high in assets under management of €482 billion (+14%), boosted by strong commercial activity.

Payments generated an attributable profit of €137 million, up 22% thanks to lower provisions. In **PagoNxt**, which brings together Santander's most innovative payments businesses, the EBITDA margin increased by 9.5 pp to 17% and the total payments volume (TPV) in merchants (Getnet business) increased by 14% to €53.7 billion. In the **Cards** business, which manages around 100 million cards worldwide, turnover increased by 6% to €78.3 billion.

Banco Santander is one of the largest banks in the world. Its market capitalization at the end of March was €71.6 billion. It has firm roots in ten core markets in Europe and the Americas, with 3.6 million shareholders and 211,000 employees who serve 166 million customers.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 5 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7 Important information Non-IFRS and alternative performance measures This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales- suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q1 2024 Financial Report, published on 30 April 2024 (https://www.santander.com/en/shareholders-and- investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (f) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    30 April 2024 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer